Filed Pursuant to Rule 424(b)(5)
Registration No. 333-267537

AMENDMENT NO. 1 DATED MARCH 6, 2024

To Prospectus Supplement dated August 4, 2023

and Prospectus dated October 7, 2022

Up to $296,560,661

Common Stock

This prospectus supplement amendment no. 1 (this “amendment”) amends the prospectus supplement, dated August 4, 2023 (the “prospectus supplement”). This amendment should be read in conjunction with the prospectus supplement and the accompanying prospectus, dated October 7, 2022 (the “prospectus”), each of which are to be delivered with this amendment. This amendment amends only those sections of the prospectus supplement listed in this amendment; all other sections of the prospectus supplement remain unchanged.

On August 3, 2023, we entered into a Controlled Equity OfferingSM Sales Agreement (the “Original Sales Agreement”) with Cantor Fitzgerald & Co. (“Cantor”), Canaccord Genuity LLC (“Canaccord”), Needham & Company, LLC (“Needham”) and Compass Point Research & Trading, LLC (“Compass Point”) (each, an “Agent” and together, the “Agents”), relating to the sale of our common stock, par value $0.001 per share (“common stock”), offered by the prospectus supplement and accompanying prospectus. On March 6, 2024, we entered into an amendment to the Original Sales Agreement (the “Sales Agreement Amendment”) to include Stifel, Nicolaus & Company, Incorporated and Virtu Americas LLC as additional agents.

We are filing this amendment to amend the prospectus supplement to (i) increase the aggregate dollar amount of shares of common stock that we may sell pursuant to the Sales Agreement and (ii) include Stifel, Nicolaus & Company, Incorporated and Virtu Americas LLC as additional agents under the Sales Agreement. Each reference to the term “Agent” or “Agents” in the prospectus supplement is hereby amended to include Stifel, Nicolaus & Company, Incorporated and Virtu Americas LLC. Each reference to the term “Sales Agreement” in the prospectus supplement is hereby amended to refer to the Original Sales Agreement, as amended by the Sales Agreement Amendment.

The prospectus supplement originally authorized us to offer and sell common stock having an aggregate offering price of up to $250,000,000. As of the date of this amendment, we have sold shares of our common stock pursuant to the Sales Agreement for gross proceeds of $153,439,339. This amendment is increasing the dollar amount of shares of common stock available to be sold from time to time under this amendment to $296,560,661, which consists of $96,560,661 remaining as originally authorized under the prospectus supplement and the additional $200,000,000, from and including the date hereof. Until such time as the total number of our authorized shares are increased or our total number of shares outstanding decrease, we will not issue and sell more than aggregate of 172,011,603 shares.

Our common stock and public warrants are listed on The Nasdaq Global Select Market (“Nasdaq”) under the symbols “CIFR” and “CIFRW,” respectively. On March 4, 2024, the last reported sales price of our common stock was $2.87 per share and the last reported sales price of our public warrants was $0.87 per warrant.

Sales of our common stock, if any, under the prospectus supplement, as amended by this amendment, will be made by any method permitted that is deemed an “at the market offering” as defined in Rule 415(a)(4) under the Securities Act of 1933, as amended, or the Securities Act. None of the Agents are required to sell any specific number or dollar amount of securities, but each will act as our sales agent using commercially reasonable efforts consistent with its respective normal trading and sales practices. There is no arrangement for funds to be received in any escrow, trust or similar arrangement.

The designated Agent will be entitled to compensation at a commission rate equal to up to 3.0 % of the aggregate gross proceeds of the shares of our common stock sold through it pursuant to the Sales Agreement. See “Plan of Distribution” beginning on page A-6 for additional information regarding the compensation to be paid to the Agents. In connection with the sale of the common stock on our behalf, each Agent will be deemed to be an “underwriter” within the meaning of the Securities Act and the compensation of each Agent will be deemed to be underwriting commissions or discounts. We have also agreed to provide indemnification and contribution to each Agent with respect to certain liabilities, including liabilities under the Securities Act.

We are an “emerging growth company” as that term is used in the Jumpstart Our Business Startups Act of 2012 and a smaller reporting company as defined under Rule 405 of the Securities Act. As such, we have elected to rely on certain reduced disclosure requirements. See page S-6 of the prospectus supplement for additional information.

INVESTING IN OUR SECURITIES INVOLVES RISKS. SEE THE “RISK FACTORS” ON PAGE A-3 OF THIS AMENDMENT, ON PAGE S-8 OF THE PROSPECTUS SUPPLEMENT AND IN THE DOCUMENTS INCORPORATED BY REFERENCE IN THIS AMENDMENT, THE PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS CONCERNING FACTORS YOU SHOULD CONSIDER BEFORE INVESTING IN OUR COMMON STOCK.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this amendment, the prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

Cantor	Canaccord Genuity	Needham & Company	Compass Point	Stifel	Virtu

The date of this amendment no. 1 to the prospectus supplement is March 6, 2024.

AMENDMENT NO. 1 TO THE PROSPECTUS SUPPLEMENT

ABOUT THIS PROSPECTUS SUPPLEMENT AMENDMENT	A-1
THE OFFERING	A-2
RISK FACTORS	A-3
USE OF PROCEEDS	A-4
DILUTION	A-5
PLAN OF DISTRIBUTION	A-6
LEGAL MATTERS	A-8

ABOUT THIS AMENDMENT TO PROSPECTUS SUPPLEMENT

The prospectus supplement is part of a registration statement that we have filed with the U.S. Securities and Exchange Commission, or the SEC, utilizing a “shelf” registration process. By using a shelf registration statement, we may offer shares of our common stock having an aggregate offering price of up to $296,560,661 from time to time under the prospectus supplement, as amended by this amendment, at prices and on terms to be determined by market conditions at the time of offering.

Before buying any of the common stock that we are offering, we urge you to carefully read this amendment, the prospectus supplement and the accompanying prospectus, together with the information incorporated by reference into this amendment, the prospectus supplement and the accompanying prospectus, and any free writing prospectus that we have authorized for use in connection with this offering when making your investment decision. You should also read and consider the information in the documents we have referred you to in the prospectus supplement under the headings “Where You Can Find More Information” and “Incorporation of Certain Information by Reference.” These documents contain important information that you should consider when making your investment decision.

The prospectus supplement, as amended by this amendment, describes the terms of this offering of common stock and also adds to and updates information contained in the documents incorporated by reference into the prospectus supplement and the accompanying prospectus. To the extent there is a conflict between the information contained in this amendment or the prospectus supplement, on the one hand, and the information contained in any document incorporated by reference into the prospectus supplement and the accompanying prospectus that was filed with the SEC before the date of this amendment or the prospectus supplement, on the other hand, you should rely on the information in this amendment or the prospectus supplement, as applicable. If any statement in one of these documents is inconsistent with a statement in another document having a later date — for example, a document incorporated by reference into the prospectus supplement — the statement in the document having the later date modifies or supersedes the earlier statement.

You should rely only on the information contained in or incorporated by reference in this amendment, the prospectus supplement and the accompanying prospectus, and any free writing prospectus that we have authorized for use in connection with this offering. We have not, and the sales agents have not, authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the sales agents are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.

You should assume that the information appearing in this amendment, the prospectus supplement, the documents incorporated by reference in the prospectus supplement and the accompanying prospectus, and any free writing prospectus that we have authorized for use in connection with this offering, is accurate only as of the date of those respective documents. Our business, financial condition, results of operations and prospects may have changed since those dates. You should read this amendment, the prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein and therein, and any free writing prospectus that we have authorized for use in connection with this offering, in their entirety before making an investment decision..

Unless otherwise indicated or the context otherwise requires, the terms “Cipher,” “we,” “our,” “us,” “registrant,” and the “Company,” mean Cipher Mining Inc. and its consolidated subsidiaries. When we refer to “you,” we mean the potential holders of the applicable series of securities.

This amendment, the prospectus supplement, the accompanying prospectus and the information incorporated by reference herein and therein include trademarks, service marks and trade names owned by us or other companies. All trademarks, service marks and trade names included or incorporated by reference into the prospectus supplement and the accompanying prospectus are the property of their respective owners.

THE OFFERING

The following summary is qualified in its entirety by, and should be read together with, the more detailed information and financial statements and related notes thereto appearing elsewhere or incorporated by reference in this amendment, the prospectus supplement and the accompanying prospectus. Before you decide to invest in our common stock, you should read this entire amendment, the prospectus supplement and the accompanying prospectus carefully, including the risk factors and the financial statements and related notes included or incorporated by reference in, the prospectus supplement and the accompanying prospectus.

Common stock offered by us	Shares of our common stock having an aggregate offering price of up to $296,560,661, which excludes sales of common stock under the Sales Agreement prior to the date of this amendment.

Common stock outstanding prior to this offering	296,493,433; until such time as the total number of our authorized shares are increased or our shares outstanding are decreased, we will not issue and sell more than aggregate of 172,011,603 shares.

Plan of Distribution	“At the market offering” as defined in Rule 415(a)(4) under the Securities Act, that may be made from time to time, if at all, through or to the Agents, as agents or principals. See the section entitled “Plan of Distribution” on page A-5 of this amendment.

Use of Proceeds	We intend to use the net proceeds, if any, from this offering for investment in growth and general corporate and working capital purposes. See the section entitled “Use of Proceeds” on page S-12 of the prospectus supplement.

Risk Factors	See “Risk Factors” beginning on page A-3 of this amendment and page S-8 of the prospectus supplement and the other information included in, or incorporated by reference into, this amendment, the prospectus supplement and the accompanying prospectus for a discussion of certain factors you should carefully consider before deciding to invest in shares of our common stock.

Nasdaq Global Select Market symbol	“CIFR”

On December 31, 2023, we had 290,957,862 shares of common stock outstanding, which excludes:

•	8,613,978 shares of our common stock issuable upon the exercise of public warrants and private placement warrants outstanding, having an exercise price of $11.50 per share;

•	17,047,242 shares of common stock subject to nonvested restricted stock units;

•

5,833,744 shares of common stock reserved for future issuance under the Cipher Mining Inc. 2021 Incentive Award Plan, or the Incentive Award Plan, as of December 31, 2023, as well as any automatic increases in the number of shares of our common stock reserved for future issuance under the Incentive Award Plan; and

•	4,315,301 shares of common stock issued between December 31, 2023 and the date of this amendment pursuant to the Sales Agreement.

RISK FACTORS

Investing in our securities involves a high degree of risk. You should carefully review the risks and uncertainties described below and under the section titled “Risk Factors” in the prospectus supplement and our Annual Report on Form 10-K for the year ended December 31, 2023, as updated by our annual, quarterly and other reports and documents that are incorporated by reference into this amendment, the prospectus supplement and the accompanying prospectus and any free writing prospectus with respect to this offering filed by us with the SEC, before deciding whether to invest in our common stock. Each of the risk factors could adversely affect our business, operating results and financial condition, as well as adversely affect the value of an investment in our securities, and the occurrence of any of these risks might cause you to lose all or part of your investment. Additional risks not presently known to us or that we currently believe are immaterial may also significantly impair our business operations.

Additional Risks Related to This Offering

Purchasers of common stock in this offering will experience immediate and substantial dilution in the book value of their investment. You may experience further dilution upon exercise of options and warrants.

The price per share of our common stock being offered may be higher than the net tangible book value per share of our outstanding common stock prior to this offering. Assuming that an aggregate of 103,331,241 shares of our common stock are sold at a price of $2.87 per share, the last reported sale price of our common stock on the Nasdaq Global Select Market on March 4, 2024, for aggregate gross proceeds of approximately $296,560,661, and after deducting commissions and estimated offering expenses payable by us, new investors in this offering will incur immediate dilution of $0.89 per share. For a more detailed discussion of the foregoing see the section entitled “Dilution” below. To the extent outstanding stock options or warrants are exercised, there will be further dilution to new investors. In addition, to the extent we need to raise additional capital in the future and we issue additional shares of common stock or securities convertible or exchangeable for our common stock, our then existing stockholders may experience dilution and the new securities may have rights senior to those of our common stock offered in this offering.

USE OF PROCEEDS

We may issue and sell shares of our common stock having aggregate sales proceeds of up to $296,560,661 from time to time. Because there is no minimum offering amount required as a condition to close this offering, the actual total public offering amount, commissions and proceeds to us, if any, are not determinable at this time. There can be no assurance that we will be able to sell any shares under or fully utilize the Sales Agreement with the Agents.

We intend to use the net proceeds, if any, from this offering for investment in growth and general corporate and working capital purposes. We have not determined the amount of net proceeds to be used specifically for such purposes. As a result, management will retain broad discretion over the allocation of net proceeds.

DILUTION

As of December 31, 2023, we had a net tangible book value of approximately $491,336,847, or approximately $1.69 per share of common stock based upon 290,957,862 shares outstanding. Our net tangible book value per share represents total assets less total liabilities, divided by the number of shares of common stock outstanding at December 31, 2023.

After giving effect to the sale of our common stock in the aggregate amount of $296,560,661 at an assumed offering price of $2.87 per share, the last reported sale price of our common stock on the Nasdaq Global Select Market on March 4, 2024, and after deducting commissions and estimated offering expenses payable by us, our as adjusted net tangible book value as of December 31, 2023 would have been $779,000,688, or $1.98 per share of common stock. This represents an immediate increase in net tangible book value of $0.29 per share to our existing stockholders and an immediate dilution in net tangible book value of $0.89 per share to new investors in this offering.

The following table illustrates this calculation on a per share basis. The as adjusted information is illustrative only and will adjust based on the actual price to the public, the actual number of shares sold and other terms of the offering determined at the time shares of our common stock are sold pursuant to the prospectus supplement, as amended by this amendment. The as adjusted information assumes that all of our common stock in the aggregate amount of $296,560,661 is sold at the assumed offering price of $2.87 per share, the last reported sale price of our common stock on the Nasdaq Global Select Market on March 4, 2024.

Assumed public offering price per share		$2.87
Net tangible book value per share as of December 31, 2023	$1.69
Increase in net tangible book value per share attributable to the offering	0.29

As adjusted net tangible book value per share after giving effect to the offering		1.98

Dilution per share to new investors participating in the offering		$0.89

The shares sold in this offering, if any, will be sold from time to time at various prices. An increase of $1.00 per share in the price at which the shares are sold from an assumed offering price of $2.87 per share shown in the table above, assuming all of our common stock in the aggregate amount of $296,560,661 is sold at that price, would cause our as adjusted net tangible book value per share after the offering to be $2.12 per share and would increase the dilution in net tangible book value per share to new investors to $1.75 per share, after deducting commissions and estimated aggregate offering expenses payable by us. A decrease of $1.00 per share in the price at which the shares are sold from an assumed offering price of $2.87 per share shown in the table above, assuming all of our common stock in the aggregate amount of $296,560,661 is sold at that price, would cause our as adjusted net tangible book value per share after the offering to be $1.73 per share and would decrease the dilution in net tangible book value per share to new investors to $0.14 per share, after deducting commissions and estimated aggregate offering expenses payable by us. This information is supplied for illustrative purposes only.

The above discussion and table are based on 290,957,862 shares of our common stock issued and outstanding as of December 31, 2023, and excludes:

•	8,613,978 shares of our common stock issuable upon the exercise of public warrants and private placement warrants outstanding, having an exercise price of $11.50 per share;

•	17,047,242 shares of common stock subject to nonvested restricted stock units;

•

5,833,744 shares of common stock reserved for future issuance under the Incentive Award Plan, as of December 31, 2023, as well as any automatic increases in the number of shares of our common stock reserved for future issuance under the Incentive Award Plan; and

•	4,315,301 shares of common stock issued between December 31, 2023 and the date of this amendment pursuant to the Sales Agreement.

PLAN OF DISTRIBUTION

We have entered into the Sales Agreement with the Agents, under which we may issue and sell shares of our common stock having an aggregate gross sales price of up to $296,560,661 from time to time through or to the Agents acting as agents or principals. The Sales Agreement has been filed as an exhibit to the registration statement of which this amendment, the prospectus supplement and accompanying prospectus form a part.

Upon delivery of a placement notice and subject to the terms and conditions of the Sales Agreement, the designated Agent may sell our common stock by any method permitted by law deemed to be an “at the market offering” as defined in Rule 415(a)(4) promulgated under the Securities Act. We may instruct the designated Agent not to sell common stock if the sales cannot be effected at or above the price designated by us from time to time. We or the designated Agent may suspend the offering of common stock being made through the designated Agent under the Sales Agreement upon proper notice to the other party.

We will pay the designated Agent, commissions, in cash, for its services in acting as agent in the sale of our common stock. The designated Agent will be entitled to compensation at a fixed commission rate equal to up to 3.0% aggregate gross proceeds of the shares of our common stock sold through such designated Agent pursuant to the Sales Agreement. Because there is no minimum offering amount required as a condition to close this offering, the actual total public offering amount, commissions and proceeds to us, if any, are not determinable at this time. We have also agreed to reimburse the Agents for certain specified expenses in connection with the Sales Agreement, including the fees and disbursements of its legal counsel (i) in an amount of up to $75,000 in connection with the execution of the Original Sales Agreement, (ii) in an amount of up to $25,000 in connection with the execution of the Amendment, (ii) in an amount of up to $25,000 per calendar quarter thereafter payable in connection with each update session under the Sales Agreement and (iii) in an amount of up to $25,000 for each program “refresh” (including filing of a new registration statement, prospectus or prospectus supplement and/or an amendment to the Sales Agreement). We will report at least quarterly the number of shares of common stock sold through the Agents under the Sales Agreement, the net proceeds to us and the compensation paid by us to the Agents in connection with the sales of common stock.

Settlement for sales of common stock will generally occur on the first business day or such shorter settlement cycle as may be in effect under Exchange Act Rule 15c6-1 from time to time, following the date on which any sales are made, or on some other date that is agreed upon by us and the designated Agent in connection with a particular transaction, in return for payment of the net proceeds to us. Sales of our common stock as contemplated in this amendment will be settled through the facilities of The Depository Trust Company or by such other means as we and the designated Agent may agree upon. There is no arrangement for funds to be received in an escrow, trust or similar arrangement.

The designated Agent will use its commercially reasonable efforts, consistent with its normal trading and sales practices and applicable state and federal laws, rules and regulations and the rules of Nasdaq, to sell shares of our common stock under the terms and subject to the conditions set forth in the Sales Agreement. In connection with the sale of the common stock on our behalf, each Agent will be deemed to be an “underwriter” within the meaning of the Securities Act and the compensation of each Agent will be deemed to be underwriting commissions or discounts. We have agreed to provide indemnification and contribution to each Agent against certain civil liabilities, including liabilities under the Securities Act.

The offering of our common stock pursuant to the Sales Agreement will terminate upon the termination of the Sales Agreement or as otherwise permitted therein.

Our common stock is listed on The Nasdaq Global Select Market and trades under the symbol “CIFR.” The transfer agent of our common stock is Continental Stock Transfer & Trust Company.

Certain of the Agents and their respective affiliates have provided, and may in the future provide, various investment banking, commercial banking and other financial services for us and our affiliates, for which services they have received, or may in the future receive, customary fees. To the extent required by Regulation M promulgated under the Exchange Act, the Agents will not engage in any market making activities involving our common stock while the offering is ongoing under this amendment.

This amendment, the prospectus supplement and the accompanying prospectus in electronic format may be made available on a website maintained by each Agent and an Agent may distribute this amendment, the prospectus supplement and the accompanying prospectus electronically.

LEGAL MATTERS

Latham & Watkins LLP will pass upon certain legal matters relating to the issuance and sale of the securities offered hereby on behalf of Cipher Mining Inc. The Agents are being represented in connection with this offering by Duane Morris LLP.

Up to $296,560,661

Common Stock

AMENDMENT TO PROSPECTUS SUPPLEMENT

Cantor	Canaccord Genuity	Needham & Company	Compass Point	Stifel	Virtu

March 6, 2024